Filed pursuant to Rule 253(g)(2)

File No. 024-11827

LUXUS ARGYLE LLC

1270 Ave of the Americas, 7th Fl - 1071

New York, NY 10020

212-300-9890

www.luxusco.com

EXPLANATORY NOTE

Luxus Argyle LLC (the “Company”) is not currently making offers or sales while it prepares its Form 1-K. The Company will file the Form 1-K as soon as the financial statements for the period ended December 31, 2022 are completed. Upon completion and filing of the Form 1-K the offering will be extended to December 5, 2023 as indicated in the Offering Circular found here.

The Company has filed an amended Escrow Agreement under Form 1-U to cover the extended offering period.